UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒                Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER RELEASES FIRST QUARTER 2015 RESULTS

HIGHLIGHTS

•	In the first quarter of 2015 (1Q15), Embraer delivered 20 commercial and 12 executive (10 light and 2 large) jets;

•	The Company’s firm order backlog ended the quarter at US$ 20.4 billion, compared to US$ 19.2 billion at the end of 1Q14 and $20.9 billion in backlog at the end of 2014;

•	As a result of aircraft deliveries, coupled with revenues from the Company’s Defense & Security business, 1Q15 revenues were US$ 1,055.9 million;

•	EBIT and EBITDA[1] margins were 7.5% and 14.1%, respectively, in 1Q15, which were higher than the 7.4% EBIT margin and 12.2% EBITDA margin registered in 1Q14;

•	1Q15 Net loss attributable to Embraer Shareholders and Loss per basic ADS totaled US$ (61.7) million and US$ (0.3370), respectively;

•	Adjusted Net Income in 1Q15 was $48.3 million, which excludes non-cash deferred income taxes and social contribution;

•	Embraer ended 1Q15 with a total cash position of US$ 1,808.0 million and total debt of US$ 2,389.3 million, yielding a net debt position of US$ 581.3 million in the quarter.

MAIN FINANCIAL INDICATORS

	in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 4Q14	(1) 1Q14	(1) 1Q15
Revenue	2,045.5	1,242.3	1,055.9
EBIT	196.3	92.1	79.6
EBIT Margin %	9.6%	7.4%	7.5%
EBITDA	281.3	151.0	149.1
EBITDA Margin %	13.8%	12.2%	14.1%
Adjusted Net Income ²	129.4	62.9	48.3
Net income (loss) attributable to Embraer Shareholders	91.4	110.6	(61.7)
Earnings (loss) per share – ADS basic (US$)	0.4983	0.6044	(0.3370)
Net Cash (Debt)	(84.5)	52.7	(581.3)

(1)	Derived from unaudited financial information.

1	EBIT, EBITDA, and their respective margins are non-GAAP measures. For more detailed information please refer to page 10.
2	Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ 38.0 million in 4Q14, US$ (47.7) million in 1Q14, and US$ 110.0 million in 1Q15.

São José dos Campos, Brazil, April 30, 2015 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2014 (1Q14), December 31, 2014 (4Q14) and March 31, 2015 (1Q15), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

Embraer delivered a total of 20 commercial and 12 executive aircraft (10 light jets and 2 large jets) in 1Q15, compared to a total of 14 commercial and 20 executive aircraft (17 light jets and 3 large jets) in 1Q14. Revenues in 1Q15 totaled US$1,055.9 million, representing a decline of 15% versus 1Q14, due to lower deliveries in Executive Jets and a year-over-year decrease in Defense & Security, partially offset by a revenue increase of 19% in Commercial Aviation. Despite lower revenues, the Company’s gross margin increased from 21.6% in 1Q14 to 23.7% in 1Q15 due to a combination of higher deliveries in Commercial Aviation, a more favorable foreign exchange rate environment, and production efficiency gains on E175 deliveries. These effects more than offset lower fixed cost dilution in Defense & Security and Executive Jets.

EBIT

In 1Q15, the Company generated EBIT of US$ 79.6 million, with an EBIT margin of 7.5%, compared to the US$92.1 million in EBIT and 7.4% EBIT margin reported in 1Q14. Despite improved gross margin in 1Q15 relative to the same period in the prior year, the decline in revenues in the quarter led to lower dilution of fixed operating expenses. Administrative expenses totaled US$43.2 million in 1Q15, which was a decline from the US$47.5 million reported in 1Q14, demonstrating the Company’s ongoing commitment to cost efficiency. Selling expenses also declined compared to last year’s quarter, at US$ 86.1 million in 1Q15 compared to US$92.4 million in 1Q14, due to cost control as well as a lower level of revenues reported in the quarter. Research expense of US$7.4 million in 1Q15 was lower than the US$9.3 million of research expense booked in 1Q14. Other operating income (expense), net in 1Q15 was an expense of US$33.9 million compared to an expense of US$ 27.6 million in 1Q14, with the year-over-year increase mainly due to lower contractual fines related to cancellations.

A more favorable exchange rate also contributed to the decrease in Administrative, Selling, and Research expenses in 1Q15, considering that the average Brazilian Real to U.S. dollar exchange rate in 1Q15 depreciated 21% compared to the same period of 2014.

NET RESULTS

Net loss attributable to Embraer and Loss per basic ADS for 1Q15 were US$ (61.7) million and US$ (0.3370), respectively. Net margin was negative 5.8% in 1Q15 compared to positive 8.9% in 1Q14, largely due to income tax expenses of US$118.0 million in 1Q15 compared to income tax gains of US$17.7 million in 1Q14. The increase in income tax expense is mostly a result of foreign exchange variation from the beginning to the end of 1Q15, in which the Real depreciated 21%, generating non-cash deferred income tax expense on non-monetary assets.

Adjusted Net Income, excluding the deferred income tax and social contribution expense, was US$48.3 million in 1Q15, representing an Adjusted Net margin of 4.6% for the quarter.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer ended 1Q15 with a net debt position of US$ 581.3 million compared to a net debt position of US$ 84.5 million at the end of 2014 and a net cash position of US$ 52.7 million at the end of 1Q14. The decline in the Company’s net cash position during 1Q15 of US$ 496.8 million is largely a consequence of negative Free cash flow in the quarter.

	in millions of U.S.dollars
FINANCIAL POSITION DATA	(2) 2014	(1) 1Q14	(1) 1Q15
Cash and cash equivalents	1,713.0	1,259.5	1,064.8
Financial investments	710.6	1,011.0	743.2
Total cash position	2,423.6	2,270.5	1,808.0
Loans short-term	89.7	79.3	260.5
Loans long-term	2,418.4	2,138.5	2,128.8
Total loans position	2,508.1	2,217.8	2,389.3
Net cash (Debt)*	(84.5)	52.7	(581.3)

*	Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term
(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

Net cash used by operating activities net of adjustments for financial investments was an outflow of US$ 291.4 million in 1Q15 and Free cash flow3 for the quarter was negative US$ 439.6 million, compared to Net cash used by operating activities net of adjustments for financial investments of negative US$ 273.0 million and Free cash flow of negative US$ 403.8 million in 1Q14. The table below presents a reconciliation of the Company’s free cash flow to its operating cash flow net of adjustments for financial investments for the periods indicated.

	in millions of U.S.dollars
IFRS	1Q14	2Q14	3Q14	4Q14	1Q15
Net cash generated (used) by operating activities (1)	(273.0)	13.3	48.6	506.6	(291.4)
Net additions to property, plant and equipment	(47.5)	(60.3)	(88.9)	(86.8)	(57.3)
Additions to intangible assets	(83.3)	(102.5)	(97.3)	(132.3)	(90.9)
Free cash flow	(403.8)	(149.5)	(137.6)	287.5	(439.6)

(1)	Net of financial investments and unrealized gains (loss): 1Q14 $27.4, 2Q14 ($ 126.8), 3Q14 $26.8, 4Q14 ($114.2), 1Q15 $105.4

Additions to total PP&E were US$ 93.4 million in 1Q15, including values related to spare parts pool programs, aircraft under lease or available for lease, and CAPEX. Of the total 1Q15 PP&E additions, CAPEX amounted to US$ 78.8 million, additions of aircraft available for lease was US$ 3.2 million and additions of pool program spare parts totaled US$ 11.4 million. It is important to note that a portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the

[3]	Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Net additions to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 10.

Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX Outlook of US$ 300 million for 2015. This contracted CAPEX totaled US$ 6.5 million in 1Q15, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 1Q15 was US$ 72.3 million, in line with the Outlook for the year. Net additions to PP&E for 1Q15 were US$ 57.3 million, as the Company generated proceeds from sale of PP&E of US$ 36.1 million in the period.

In 1Q15, Embraer invested a total of US$ 90.9 million in product development, which was partially offset by the addition of US$ 63.8 million in contributions from suppliers. These supplier contributions are primarily related to the development of the E-Jets E2 program in the Commercial Aviation segment. As Development investments are expected to ramp-up for the remainder of 2015, the Company’s total Development investment net of supplier contributions in 2015 should be in line with its US$ 300 million Outlook for the year. The following tables outline the detailed investments in PP&E and R&D for the periods indicated.

	in millions of U.S.dollars
	1Q14	2Q14	3Q14	4Q14	1Q15
Additions	83.3	102.5	97.3	132.3	90.9
Contributions from suppliers	(58.6)	(68.5)	(44.4)	(13.9)	(63.8)
Development (Net of contributions from suppliers)	24.7	34.0	52.9	118.4	27.1
Research	9.3	11.4	9.7	16.7	7.4
R&D	34.0	45.4	62.6	135.1	34.5

	in millions of U.S.dollars
	1Q14	2Q14	3Q14	4Q14	1Q15
CAPEX	36.8	55.1	68.8	66.8	78.8
Contracted CAPEX (Included in CAPEX)	31.8	12.3	15.2	15.2	6.5
Additions of aircraft available for or under lease	—	—	12.0	7.5	3.2
Additions of Pool programs spare parts	10.8	5.2	8.1	12.6	11.4
PP&E	47.6	60.3	88.9	86.9	93.4
Proceeds from sale of PP&E	(0.1)	—	—	(0.1)	(36.1)
Net Additions to PP&E	47.5	60.3	88.9	86.8	57.3

The Company’s total debt decreased from US$ 2,508.1 million at the end of 4Q14 to US$ 2,389.3 million at the end of 1Q15, due to a US$ 289.6 million decrease in long-term loans while short-term loans increased by US$ 170.8 million. The average loan maturity of debt at the end of 1Q15 was 5.3 years, in line with the Company’s business cycle.

The cost of Dollar denominated loans remained stable during the quarter at 5.56% per year. The cost of Real denominated loans increased from 6.01% to 6.12% per year, due to the general rise in interest rates in the Brazilian economy. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 1Q15 was 5.87 compared to 6.01 through 4Q14. At the end of 1Q15, 31% of total debt was denominated in Reals.

Embraer’s cash allocation strategy is one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to reduce its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 1Q15, 41% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2015 cash flow exposure. The Company’s cash flow exposure is due to the fact that approximately 15% of its net revenues are denominated in Reals and approximately 25% of total costs are denominated in Reals. Having more Real denominated costs than revenues generates this cash flow exposure. For 2015, around 55% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 2.30. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 3.39.

OPERATIONAL BALANCE SHEET ACCOUNTS

	in millions of U.S. dollars
FINANCIAL POSITION DATA	(2) 2014	(1) 1Q14	(1) 1Q15
Trade accounts receivable	703.8	706.0	759.4
Customer and commercial financing	68.6	79.2	67.7
Inventories	2,405.3	2,542.3	2,696.1
Property, plant and equipment	2,025.8	1,990.5	2,005.3
Intangible	1,260.9	1,116.0	1,267.1
Trade accounts payable	980.6	951.9	1,016.7
Advances from customers	828.6	1,073.7	801.0
Total shareholders’ equity	3,864.8	3,738.6	3,771.9

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

The Company’s inventories increased US$ 290.8 million from the end of 4Q14 to US$ 2,696.1 million at the end of 1Q15, primarily due to the normal seasonal pattern of investment in inventory in preparation for higher expected delivery levels in the remainder of the year, as well as some inventory build due to the production ramp up of new executive jet models. Trade accounts receivable increased US$ 55.6 million from the end of 4Q14 to end 1Q15 at US$ 759.4 million, reflecting extended payment cycles by some clients, particularly in the Defense & Security segment. Trade accounts payable increased US$ 36.1 million to end 1Q15 at US$ 1,016.7 million, and Advances from customers declined US$ 27.6 million to end the period at US$ 801.0 million.

Intangibles increased by US$ 6.2 million from the end of 4Q14 to US$ 1,267.1 million at the end of 1Q15 as a consequence of investments in product development, combined with the receipt of contributions from suppliers to the Company’s ongoing development programs as well as amortization in the period. Property, plant and equipment decreased by US$ 20.5 million to US$ 2,005.3 million at the end of 1Q15 given the Company’s spending on additions to PP&E combined with depreciation and fixed asset sales.

TOTAL BACKLOG

During 1Q15, Embraer delivered a total of 20 commercial and 12 executive aircraft. Considering all deliveries and firm orders obtained during the period, the Company’s firm order backlog decreased slightly to US$ 20.4 billion at the end of the quarter, still above the 1Q14 level of US$ 19.2 billion. The following chart presents the Company’s backlog evolution, in billions of dollars.

SEGMENT RESULTS

The Commercial Aviation segment represented 62.7% of consolidated Revenues in 1Q15, up from the 44.7% in 1Q14 as Revenues in the segment grew 19% in 1Q15 compared to the same period last year. The participation of Executive Jets, Defense & Security, and Other businesses Revenues as a percentage of consolidated 1Q15 Revenues was 15.8%, 20.2% and 1.3%, respectively, down from 21.5%, 31.8%, and 2.0% in the prior year period. The decline of the participation of the Executive Jets, Defense & Security, and Other business segments as a percentage of total Embraer Revenues was due to lower year-over-year Revenues in each of these three segments.

	in millions of U.S.dollars
NET REVENUES BY SEGMENT	(1) 4Q14%		(1) 1Q14%		(1) 1Q15%
Commercial Aviation	975.3	47.7	555.3	44.7	662.3	62.7
Defense & Security	358.9	17.6	394.3	31.8	213.4	20.2
Executive Jets	690.3	33.7	267.4	21.5	167.0	15.8
Others	21.0	1.0	25.3	2.0	13.2	1.3

Total	2,045.5	100.0	1,242.3	100.0	1,055.9	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

During 1Q15, Embraer delivered 20 commercial aircraft, as follows:

DELIVERIES	4Q14	1Q14	1Q15
Commercial Aviation	30	14	20
EMBRAER 170	—	1	—
EMBRAER 175	22	8	20
EMBRAER 190	5	4	—
EMBRAER 195	3	1	—

During the first quarter of 2015, Embraer announced a firm order for 15 E175s and two E190s from KLM Cityhopper, KLM’s regional subsidiary. The contract for the 17 E-Jets also includes an option for 17 additional E-Jets for KLM Cityhopper or Air France regional subsidiary HOP! The firm order has an estimated value of US$ 764 million based on Embraer’s list price. The transaction could reach US$ 1.5 billion, if all options are exercised.

Also in this period, Embraer and Republic Airways Holdings Inc., operator of the largest E-Jet fleet in the world, signed an order for five new E175 jets. The contract has an estimated value of US$ 222 million, based on Embraer’s list price. The aircraft are expected to be delivered in mid- 2016. This order of five E-Jets is in addition to the previous two orders for E175s placed by Republic in January 2013, for 47 firm aircraft, and in September 2014, for 50 firm aircraft. Apart from this new order, Republic maintains 32 options for the E175.

In February, Embraer delivered to American Airlines the first of 60 firm-order E175 jets under the contract signed between the two companies in December 2013. The contract also included options for another 90 E175s, taking the total order potential to 150 aircraft. American Airlines selected Compass Airlines, a wholly owned subsidiary of Trans States Holdings, to operate the first 20 E175 aircraft under the American Eagle brand.

Embraer also announced that two Embraer E195s started operations with Kalstar Aviation, a regional operator based in the Indonesian province of Kalimantan on Borneo Island. The two aircraft are being sourced from Aldus Aviation, from Ireland.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries on the world market.

COMMERCIAL AVIATION BACKLOG	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	193	7	200	188	5
E175	441	365	806	269	172
E190	575	89	664	515	60
E195	145	2	147	138	7
E175-E2	100	100	200	—	100
E190-E2	60	70	130	—	60
E195-E2	50	50	100	—	50

TOTAL E-JETS	1,564	683	2,247	1,110	454

EXECUTIVE AVIATION

The Executive aviation segment delivered 10 light jets and 2 large jets, totaling 12 aircraft in 1Q15.

DELIVERIES	4Q14	1Q14	1Q15
Executive Aviation	52	20	12
Light Jets	38	17	10
Large Jets	14	3	2

In February 2015, Embraer delivered the first Legacy 500 executive jet to a client in Australia. The aircraft is now certified by the US, Brazilian, European and Australian aviation authorities.

The Legacy 500 was also recognized within the aviation community during 1Q15. The midsize jet was elected by Flying magazine editors as the “2014 Editors’ Choice Award”. The aircraft was also classified as a finalist for two important industry awards: the Business Aviation category of the “Laureate Award”, promoted by Aviation Week magazine, as well as the “Collier Trophy”, promoted by the National Aeronautic Association, which is awarded annually for the greatest achievement in aeronautics or astronautics in America.

In March 2015 Embraer Executive Jets celebrated the one year anniversary of its Sorocaba Service Center and FBO (Fixed Base Operator), in Brazil. The Service Center has a total area of 216,000 sq ft and two hangars, one dedicated to maintenance, repair and overhaul and the other to support the operation of business aircraft.

The program development for the Legacy 450 jet continues to advance and entry into service is expected in the fourth quarter of 2015.

DEFENSE & SECURITY

Embraer Defense & Security, directly or through its subsidiaries, is currently leading several projects that are important to Brazil, such as the development of the KC-390 medium lift military transport jet, the Integrated Border Monitoring System (SISFRON) and systems integration of the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC).

Also, the Company continues to develop a series of campaigns for a variety of applications in its product portfolio, which includes military transportation, pilot training and light attack aircraft; transportation for government and military authorities; intelligence, surveillance, and reconnaissance systems; remote sensing and monitoring; aircraft modernization; and command and control systems and services.

On February 3rd the KC-390 Program successfully performed the first fight of the prototype aircraft. On its maiden flight, the KC-390 crew performed maneuvers to evaluate its flight characteristics and conducted a variety of systems tests, having benefited from an advanced campaign of simulations and extensive ground tests.

The Light Air Support (LAS) program, of the United States Air Force, received two A-29 Super Tucanos in the first quarter of 2015, bringing the total number of aircraft already delivered to five.

In March, Visiona Tecnologia Espacial, the company responsible for the systems integration of the Brazilian Strategic and Defense Communications Geostationary Satellite, concluded and delivered the final report of its Critical Design Review to Telebras.

SEC/DOJ INVESTIGATIONS UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement the Company enters into to settle the same, may result in substantial fines and other sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

	in millions of U.S.dollars
EBITDA RECONCILIATION	(2)	(1)	(1)
LTM* (IFRS)	4Q14	1Q14	1Q15
Net Income (Loss) Attributable to Embraer	334.7	422.7	162.4
Noncontrolling interest	13.0	5.3	14.1
Income tax (expense) income	156.2	236.4	291.9
Financial income (expense), net	24.5	86.2	42.6
Foreign exchange gain (loss), net	14.9	15.5	19.8
Depreciation and amortization	286.3	288.6	296.9
EBITDA LTM	829.6	1,054.7	827.7

(1)	Derived from unaudited financial information.
(2)	Derived from unaudited financial information.
*Last	Twelve Months

We define Free cash flow as operating cash flow net of financial investments adjustment, less Net additions to property, plant and equipment, Additions to intangible assets, and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

	in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
	4Q14	1Q14	1Q15
Net Income (Loss) Attributable to Embraer	91.4	110.6	(61.7)
Noncontrolling interest	3.5	1.7	2.8
Income tax (expense) income	54.9	(17.7)	118.0
Financial income (expense), net	22.6	(2.9)	15.2
Foreign exchange gain (loss), net	23.9	0.4	5.3
Depreciation and amortization	85.0	58.9	69.5
EBITDA	281.3	151.0	149.1
EBITDA Margin	13.8%	12.2%	14.1%

(1)	Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

	in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)
	4Q14	1Q14	1Q15
Net Income (Loss) Attributable to Embraer	91.4	110.6	(61.7)
Net change in Deferred income tax & social contribution	38.0	(47.7)	110.0
Adjusted Net Income	129.4	62.9	48.3
Adjusted Net Margin	6.3%	5.1%	4.6%

(1)	Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

CERTAIN FINANCIAL RATIOS—IFRS	(1)	(1)	(1)
	4Q14	1Q14	1Q15
Total debt to EBITDA (i)	3.02	2.10	2.89
Net cash to EBITDA (ii)	(0.10)	0.05	(0.70)
Total debt to capitalization (iii)	0.39	0.37	0.39
LTM EBITDA to financial expense (gross) (iv)	6.01	8.02	5.87
LTM EBITDA (v)	829.6	1,054.7	827.7
LTM Interest and commissions on loans (vi)	138.1	131.5	140.9

(1)	Derived from unaudited financial information.
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Financial expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

FINANCIAL STATEMENTS

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except earnings per share)

	(1)	(1)	(1)
	Three months ended on
	31 Dec, 2014	31 Mar, 2014	31 Mar, 2015
Revenue	2,045.5	1,242.3	1,055.9
Cost of sales and services	(1,691.2)	(973.4)	(805.6)
Gross profit	354.3	268.9	250.3
Operating Income (Expense)
Administrative	(55.4)	(47.5)	(43.2)
Selling	(113.2)	(92.4)	(86.1)
Research	(16.7)	(9.3)	(7.4)
Other operating income (expense), net	27.4	(27.6)	(33.9)
Equity in gain or losses of associates	(0.1)	—	(0.1)
Operating profit before financial income	196.3	92.1	79.6
Financial (expenses) income, net	(22.6)	2.9	(15.2)
Foreign exchange gain (loss), net	(23.9)	(0.4)	(5.3)
Profit before taxes on income	149.8	94.6	59.1
Income tax (expense) income	(54.9)	17.7	(118.0)
Net Income (Loss)	94.9	112.3	(58.9)
Attributable to:
Owners of Embraer	91.4	110.6	(61.7)
Noncontrolling interest	3.5	1.7	2.8
Weighted average number of shares (in thousands)
Basic	733.7	732.0	732.3
Diluted	737.3	736.2	735.9
Earnings (Loss) per share
Basic	0.1246	0.1511	(0.0843)
Diluted	0.1240	0.1502	(0.0838)
Earnings (Loss) per share - ADS basic (US$)	0.4983	0.6044	(0.3370)
Earnings (Loss) per share - ADS diluted (US$)	0.4959	0.6009	(0.3354)

(1)	Derived from unaudited financial statements.

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

		(1)
	Three months ended on
	31 Dec, 2014	31 Mar, 2014	31 Mar, 2015
Operating activities
Net income (loss)	94.9	112.3	(58.9)
Items not affecting cash and cash equivalents
Depreciation	43.3	37.5	44.6
Amortization	41.7	21.4	24.9
Contribution from suppliers	(9.0)	(3.9)	(6.2)
Allowance (reversal) for inventory obsolescence	5.8	(4.4)	3.6
Inventory and PPE provision for adjustment to realizable value	2.6	(0.8)	1.1
Provision for doubtful accounts	—	(0.2)	2.9
Deferred income tax and social contribution	38.0	(47.7)	110.0
Accrued interest	3.9	0.9	(0.5)
Equity in the losses of associates	0.1	—	0.1
Share-based remuneration	1.0	—	0.7
Foreign exchange gain (loss), net	17.2	0.5	6.8
Residual value guarantee	20.7	(6.1)	(12.8)
Other	12.8	0.3	12.5
Changes in assets
Financial investments (2)	104.6	(51.4)	(117.8)
Derivative financial instruments	16.2	3.6	16.1
Collateralized accounts receivable and accounts receivable	78.6	(118.0)	(93.6)
Customer and commercial financing	6.0	(5.5)	0.8
Inventories	359.3	(239.2)	(294.1)
Other assets	17.7	(72.5)	(107.2)
Changes in liabilities
Trade accounts payable	39.3	(67.3)	46.8
Non-recourse and recourse debt	(1.7)	0.3	(2.5)
Other payables	(76.0)	58.1	(32.0)
Contribution from suppliers	13.0	26.7	63.8
Advances from customers	(168.5)	52.7	5.2
Taxes and payroll charges payable	(49.0)	(4.2)	(22.9)
Financial guarantee	(5.8)	(4.4)	0.8
Other provisions	(0.4)	0.5	15.3
Unearned income	14.5	10.4	(4.3)
Net cash generated by (used in) operating activities	620.8	(300.4)	(396.8)
Investing activities
Additions to property, plant and equipment	(86.9)	(47.6)	(93.4)
Proceeds from sale of property, plant and equipment	0.1	0.1	36.1
Additions to intangible assets	(132.2)	(83.3)	(90.9)
Bonds and securities	26.1	(0.1)	0.5
Restricted cash reserved for construction of assets	0.4	—	—
Net cash used in investing activities	(192.5)	(130.9)	(147.7)
Financing activities
Proceeds from borrowings	424.0	47.7	100.8
Repayment of borrowings	(225.0)	(48.1)	(59.8)
Dividends and interest on own capital	(17.6)	(26.1)	(29.5)
Treasury shares	1.1	11.4	3.2
Net cash generated by (used in) financing activities	182.5	(15.1)	14.7
Increase (Decrease) in cash and cash equivalents	610.8	(446.4)	(529.8)
Effects of exchange rate changes on cash and cash equivalents	(73.8)	22.2	(118.5)
Cash and cash equivalents at the beginning of the period	1,176.0	1,683.7	1,713.0
Cash and cash equivalents at the end of the period	1,713.0	1,259.5	1,064.8

(1)	Derived from unaudited financial statements.
(2)	Include Unrealized (gain) on Financial investments, 4Q14 (9.6), 1Q14 (24.0) and 1Q15 (12.4)

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(2)
	As of December 31,	As of March 31,
A S S E T S	2014	2015
Current assets
Cash and cash equivalents	1,713.0	1,064.8
Financial investments	710.6	743.2
Trade accounts receivable, net	696.9	752.5
Derivative financial instruments	5.2	5.1
Customer and commercial financing	13.6	13.7
Collateralized accounts receivable	9.0	8.7
Inventories	2,405.3	2,696.1
Income tax and Social Contribution	89.2	90.6
Other assets	167.9	192.7

	5,810.7	5,567.4

Non-current assets
Financial investments	45.8	45.7
Trade accounts receivable	6.9	6.9
Derivative financial instruments	12.7	12.8
Customer and commercial financing	55.0	54.0
Collateralized accounts receivable	416.6	414.0
Guarantee deposits	582.0	587.4
Deferred income tax	8.1	8.6
Other assets	186.1	196.2

	1,313.2	1,325.6

Investments	0.4	0.2
Property, plant and equipment, net	2,025.8	2,005.3
Intangible assets	1,260.9	1,267.1

	4,600.3	4,598.2

TOTAL ASSETS	10,411.0	10,165.6

(1)	Derived from audited financial information.
(2)	Derived from unaudited financial information.

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(2)
LIABILITIES	As of December 31,	As of March 31,
	2014	2015
Current liabilities
Trade accounts payable	980.6	1,016.7
Loans and financing	89.7	260.5
Non-recourse and recourse debt	10.3	12.2
Other payables	324.5	346.0
Advances from customers	652.5	586.6
Derivative financial instruments	15.4	31.6
Taxes and payroll charges payable	125.6	93.3
Income tax and social contribution	8.6	14.8
Financial guarantee and residual value	29.5	59.6
Provisions	95.4	93.7
Dividends payable	37.3	14.8
Unearned income	183.5	173.1

	2,552.9	2,702.9

Non-current liabilities
Loans and financing	2,418.4	2,128.8
Non-recourse and recourse debt	389.7	385.3
Other payables	87.6	32.9
Advances from customers	176.1	214.4
Taxes and payroll charges payable	144.1	109.8
Deferred income tax and social contribution	270.4	368.5
Financial guarantee and residual value	208.5	166.4
Provisions	153.1	133.2
Unearned income	145.4	151.5

	3,993.3	3,690.8

TOTAL LIABILITIES	6,546.2	6,393.7

Shareholders’ equity
Capital	1,438.0	1,438.0
Treasury shares	(60.1)	(51.2)
Revenue reserves	2,429.5	2,429.9
Share-based remuneration	33.1	33.8
Retained earnings	—	(76.9)
Accumulated Other Comprehensive Income (Loss)	(75.7)	(101.4)

	3,764.8	3,672.2

Non-controlling interest	100.0	99.7

Total company’s shareholders’ equity	3,864.8	3,771.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,411.0	10,165.6

(1)	Derived from audited financial information.
(2)	Derived from unaudited financial information.

INVESTOR RELATIONS

Eduardo Couto, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q15 Results on Thursday, April 30, 2015 at 10:30am (SP) / 9:30am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 17595920

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer